EXHIBIT 21.1
SUBSIDIARIES OF HOLLYWOOD MEDIA CORP.

NAME OF SUBSIDIARY	JURISDICTION OF ORGANIZATION

Big Online, Inc.	Florida

Cinemasonline Limited	UK

Cinemasource UK Limited	UK

Hollywood Services, Inc.	Delaware

Independent Hollywood, Inc.	Delaware

NetCo Partners(1)	Florida

Showtimes.com, Inc.	Delaware

Spring Leisure Limited	UK

Tekno Books(2)	Florida

Theatre.com UK Limited	UK

Theatre Direct NY, Inc.	Delaware

UK Theatres Online Limited	UK

WWW.CO.UK Limited	UK

(1)	NetCo Partners is a general partnership, formed under the laws of the State of Florida, in which Hollywood Media has a 50% partnership interest.

(2)	Tekno Books is a general partnership, formed under the laws of the State of Florida, in which Hollywood Media has a 51% partnership interest.